United States securities and exchange commission logo





                              March 9, 2021

       Amir Ben-Yohanan
       Chief Executive Officer
       Clubhouse Media Group, Inc.
       3651 Lindell Road, D517
       Las Vegas, NV 89103

                                                        Re: Clubhouse Media
Group, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 9,
2021
                                                            File No. 024-11447

       Dear Mr. Ben-Yohanan:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed February 9, 2021

       Cover Page

   1. You disclose that the maximum offering amount is $30 million, but it appears that you are using the midpoint of
the price range in making this calculation. Please revise to calculate the maximum offering
amount using the upper limit of the price range. For additional guidance, refer to Item
1(j) and Instruction to Item 1(j) to Part II of Form 1-A, as well as to Rule
253(b)(2)(ii) of Regulation A.
   2. Please revise to fix the number of securities you are offering, as you are required to specify the volume of
securities. See Rule 253(b)(4). Please include the 700,000 shares of common stock
underlying the placement agent's warrants, or tell us why you do not believe you are
required to do so. Refer to the Note to Rule 251(a).
 Amir Ben-Yohanan
FirstName
Clubhouse LastNameAmir   Ben-Yohanan
           Media Group, Inc.
Comapany
March      NameClubhouse Media Group, Inc.
       9, 2021
March2 9, 2021 Page 2
Page
FirstName LastName
Risk Factors
Risks Related to Our Business
Our amended and restated bylaws provide . . ., page 30

3. Please revise your amended and restated bylaws to clearly state that the exclusive forum provision does not apply to Securities Act and Exchange Act claims, or tell us how you will inform future investors of the provision's limited applicability.
Procedures for Subscribing, page 45

4. We note your disclosure that "[f]ollowing the initial closing on the Minimum Offering
         Amount, [you] anticipate that [you] may hold one or more additional closings for purchases of the Offered Shares until the offering is fully subscribed or [you] terminate the Offering." Please revise to clarify the circumstances under which these additional closings will occur and the events or contingencies that must occur for the funds to be released to you. Also, if appropriate, explain the material implications of multiple closings to investors, including whether and under what circumstances purchasers can receive returns of funds held in escrow between closings.
Description of Property, page 66

5. Please file the leases for Clubhouse BH and Rozmajzl Family Bel Air as exhibits to the registration statement. We also note that the term of the lease for Clubhouse BH expires
         March 31, 2021. Please indicate whether the lease will be extended. Effects of Coronavirus on the Company, page 78

6. We note your discussion of the COVID-19 pandemic here and in your risk factor on page
         20. Please revise your discussion to provide more detailed discussion of the impact of the pandemic on your current business and results of operations. In doing so, please address the impact, if any, that shutdowns have had on your operations within specific Clubhouses or even an influencer's ability to create content. For example, please address the impact that shutdowns have had on your business, quantifying, if possible, the impacts on your revenue and results of operations. Please make conforming revisions to the risk factor disclosure on page 20. For guidance, please refer to the CF Disclosure Guidance Topic 9 and 9A, which are available on our website.
Unaudited Pro Forma Condensed Combined Financial Information, page 79

7. Please remove the pro forma combined balance sheet and statement of operations as of and for the year ended December 31, 2019.
8. You state that WOHG's unaudited condensed financial statements as of and for the nine months ended September 30, 2020 are included in this Offering Circular; however, they are not. Please explain.
 Amir Ben-Yohanan
FirstName
Clubhouse LastNameAmir   Ben-Yohanan
           Media Group, Inc.
Comapany
March      NameClubhouse Media Group, Inc.
       9, 2021
March3 9, 2021 Page 3
Page
FirstName LastName
9. You disclose that WOHG security holders own approximately 52% of the combined company on a fully diluted basis immediately following the closing of the merger. This percentage does not appear to include the 30,000,000 shares bought by WOHG on June
         18, 2020. Please revise or explain why.
Part III - Exhibits, page 105

10. Please file your escrow agreements with Sutter Securities Clearing, LLC and Pacific
         Mercantile Bank as exhibits.
Financial Statements, page F-1

11. Reference is made to page 61 and your disclosure of the February 3, 2021 share exchange agreement with Magiclytics. Please tell us your consideration of providing Magiclytics financial statements. Refer to Part F/S (b)(7)(iii) of Form 1-A. West of Hudson Group, Inc.
Notes to the Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-29

12. Reference is made to page F-31 where you disclose that you adopted ASC 842 in January
         2019. Please tell us how you applied ASC 842 to your leases that existed in the financial statement period presented referencing ASC 842 to support your accounting treatment.
Note 10 - Commitments and Contingencies, page F-35

13. We note that your disclosure on page F-35 provides that you continue to "examine the impact that the CARES Act may have on [y]our business" and that currently you are
         "unable to determine the total impact that the CARES Act will have on our financial condition, results of operations, or liquidity." Please revise your disclosure to clarify whether you have entered into a loan through the U.S. Small Business
Administration   s
         Paycheck Protection Program authorized as part of the CARES Act. To the extent applicable, please also expand your disclosure to describe your use of the proceeds from this loan. Please also disclose whether you intend to use the proceeds from the PPP loan in a manner consistent with obtaining loan forgiveness.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Amir Ben-Yohanan
Clubhouse Media Group, Inc.
March 9, 2021
Page 4

        You may contact Nasreen Mohammed at (202) 551-3773 or Adam Phippen at
(202) 551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at
(202) 551-3442
with any other questions.



                                                         Sincerely,
FirstName LastNameAmir Ben-Yohanan
                                                         Division of
Corporation Finance
Comapany NameClubhouse Media Group, Inc.
                                                         Office of Trade &
Services
March 9, 2021 Page 4
cc:       Laura Anthony
FirstName LastName